REYNOLDS GROUP HOLDINGS LIMITED

C/O BELL GULLY, LEVEL 22, VERO CENTRE, 48 SHORTLAND STREET, AUCKLAND, NEW ZEALAND
TELEPHONE (64-9) 916 8614

March 14, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended, as added by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, notice is hereby provided that Reynolds Group Holdings Limited has included disclosure with respect to certain activities described in Section 13(r) in its Annual Report on Form 20-F for the year ended December 31, 2012 which was filed with the U.S. Securities and Exchange Commission on March 12, 2013. The disclosure can be found on page 33 of the Annual Report on Form 20-F and is incorporated by reference herein.

Very truly yours,

Reynolds Group Holdings Limited

/s/ JOSEPH E. DOYLE
Joseph E. Doyle
Group Legal Counsel